UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Koninklijke KPN N.V.
(Name of Issuer)

Ordinary Shares, par value €0.24
(Title of Class of Securities)

780641205
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

SCHEDULE 13G

CUSIP NO. 780641205	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS State of the Netherlands[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 781,966,893[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 781,966,893[2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,966,893[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.39%[3]
12	TYPE OF REPORTING PERSON* OO

[1]	Acting through its duly authorized representative of the Ministry of Finance.
[2]	This Schedule 13G/A is being filed pursuant to Rule 13d-1(d) and the beneficial ownership amounts contained herein represent amounts held on the date of this filing.
[3]	Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP NO. 780641205	Page 3 of 5 Pages

Item 1(a)	Name of Issuer. Koninklijke KPN N.V. (formerly Koninklijke PTT Nederland N.V.)

Item 1(b)	Address of Issuer’s Principal Executive Offices. Maanplein 55, 2516 CK The Hague, The Netherlands

Item 2(a)	Name of Person Filing. The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance

Item 2(b)	Address of Principal Business Office or, if none, Residence. Korte Voorhout 7, 2514 CW Den Haag, the Netherlands (Ministry of Finance)

Item 2(c)	Citizenship. The Netherlands

Item 2(d)	Title of Class of Securities. Ordinary Shares, par value €0.24

Item 2(e)	CUSIP Number. The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 780641205.

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

Item 4	Ownership.

(a)	Amount beneficially owned: 781,966,893.

(b)	Percent of class: 31.39%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 781,966,893.

(ii)	Shared power to vote or to direct the vote 0.

SCHEDULE 13G

CUSIP NO. 780641205	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of 781,966,893.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

SCHEDULE 13G

CUSIP NO. 780641205	Page 5 of 5 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2003	STATE OF THE NETHERLANDS Acting through its duly authorized representative of the Ministry of Finance.
	By:	/s/ W.L. Moerman

		Name: Title:	W.L. Moerman Director of Financing